
July 21, 2009

Sent via U.S. mail and facsimile to (727) 471-0001

Stan B. McClelland
Chief Financial Officer
First Community Bank Corporation of America
9001 Belcher Road
Pinellas Park, Florida 33782

> **RE:** **First Community Bank Corporation of America**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 27, 2009**
> **File No. 000-50357**

Dear Mr. McClelland,

We have reviewed your letter filed on July 16, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings *and* provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Loans, page 22

1.   We note your response and proposed disclosure to prior comment 3. Please
        expand your proposed future filings disclosure to address your policy related to
        loans that are not collateral dependent. Please provide us with your proposed
        disclosure.

2.   We note your response prior comment 4. Please address the following:

        a. Please provide us with the specific revised disclosure you intend to include in
            future filings with respect to the economy in your market area and its impact
            on your trends in credit quality, allowance for loan losses, provision for loan
            losses and nonperforming loans.

        b. We note that the coverage of your allowance for loan losses allocated
            specifically to impaired loans to your impaired loans with an allowance
            balance decreased from 78% to 38% between December 31, 2008 and March
            31, 2009. Please revise future filings to more thoroughly discuss how you
            consider this fluctuation when determining your allowance for impaired loans.
            Please identify the specific factors or drivers that resulted in this fluctuation.
            Please provide us with your proposed disclosure.

        c. Please provide us with the specific disclosure you intend to include in future
            filings related to your reconciliation of your "non-performing assets with the
            real estate trend for your market area."

3.   Please revise to discuss the extent to which you use external appraisals to
        determine the fair value of the underlying collateral for impaired loans which are
        collateral dependent. To the extent you do, please revise future filings, beginning
        with your Form 10-Q for the quarter ended June 30, 2009, to address the
        following. Please provide us with your proposed disclosures.

        a. How and when you obtain external appraisals, and how this impacts your
            amount and timing of your quarterly and annual periodic loan provision(s) and
            charge-offs.

        b. The typical timing surrounding the recognition of a collateral dependent loan
            as non-performing and impaired, when you order and receive an appraisal,
            and the subsequent recognition of any provision or related charge-off. In this
            regard, tell us if there have been any significant time lapses during this
            process.

        c. Whether you have charged-off an amount different from what was determined
            to be the fair value of the collateral as presented in the appraisal for any

period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

    d. If you do not use external appraisals to fair value the underlying collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

4.   We note your response prior comment 5. Please provide us with the specific disclosure you intend to include in future filings. Further, in addition to the information you intend to include please make sure your disclosure states the number of non-performing and REO loans included in each loan category, and whether those loans are to the same borrower or different borrowers.

Item 8. Financial Statements and Supplementary Data

Note 1. Description of Business and Summary of Significant Accounting Policies – Foreclosed Real Estate, page F-12

5.   We note your response to prior comment 6. Paragraph 28 of SFAS 15 specifically states that long-lived assets received should be recorded at fair value less cost to sell, not using a "lower of" method such as your policy. Please revise your accounting policy in future filings to comply with the fair value less cost to sell method required by SFAS 15. In addition, please tell us whether there will be any financial statement impact, and disclose the amount of the impact if material, due to this change in methodology to comply with GAAP.

Note 8. Income Taxes, page F-27

6.   We note your response to prior comment 7. Our prior letter asked that you provide us with your proposed disclosures of your analysis of the positive and negative evidence you considered as part of your determination that it is "more likely than not" your deferred tax assets will be realized. As such, in response to this comment, please provide us with the specific disclosure you intend to include in your future filings.

* * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief